UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     TELEMETRIX INC., A DELAWARE CORPORATION
                     ---------------------------------------
                      (formerly known as Arnox Corporation)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    87944M107
                                  -------------
                                  (CUSIP Number


                                Michael L. Glaser
                     Haligman Lottner Rubin & Fishman, P.C.
                       633 Seventeenth Street, Suite 2700
                             Denver, Colorado 80202
                                 (303) 292-1200
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87944M107               SCHEDULE 13D                       Page 2 of 6

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Michael L. Glaser             SSN: ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       $400,000 PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)    [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,047,158 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,047,158 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
                  --------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,047,158 Shares
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)    [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)
       IN
--------------------------------------------------------------------------------

CUSIP No. 87944M107               SCHEDULE 13D                       Page 3 of 6


ITEM 1.                       SECURITY AND ISSUER

   Class:                     Common Stock
   Issuer:                    Telemetrix Inc., a Delaware corporation
                              1225 Sage Street
                              Gering, Nebraska 69341

ITEM 2.                       IDENTITY AND BACKGROUND

   (a)  Name                  Michael L. Glaser

   (b)  Place of Domicile     2324 S. Jackson Street
                              Denver, Colorado 80210

   (c)  Principal Business    Businessman

   (d)  Criminal              Mr. Glaser has  not been  convicted in a  criminal
        convictions           proceeding.

   (e)  Federal or state      Mr. Glaser is not subject to a judgment, decree or
        securities actions    final order enjoining future violations of federal
                              or state securities laws.

   (f)  Citizenship           United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Using personal funds, Mr. Glaser purchased 16 Units from the Issuer in a recent private placement. The Issuer offered 40 Units consisting of 12,500 shares of common stock plus a warrant to purchase 6,250 shares for $3.00 per share; the offering price was $25,000 per Unit. Mr. Glaser therefore acquired 200,000 shares plus a warrant to purchase another 100,000 shares for total consideration of $400,000.

CUSIP No. 87944M107               SCHEDULE 13D                       Page 4 of 6

ITEM 4:   PURPOSE OF TRANSACTION

     The Issuer conducted the private placement to obtain working capital. Mr. Glaser currently does not have any plans relating to:

     (a) The acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization  or  liquidation,   involving  Issuer  or  any  of  its
          subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in Issuer's present board of directors or management including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in Issuer's present capitalization or dividend policy;

     (f)  Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  Issuer's  equity   securities   becoming   eligible  for
          termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5:   INTEREST IN SECURITIES OF ISSUER.

     (a) Mr. Glaser now beneficially owns 1,047,158 Issuer common shares (7.8% of class).

     (b) Mr. Glaser has sole voting and disposition powers over 1,047,158 Issuer common shares and Mr. Glaser will not share voting or disposition powers with any other person with respect to such shares.

     (c) During the past sixty days Mr. Glaser has not otherwise effected any transactions in Issuer's common shares.

     (d) No person, other than Mr. Glaser, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares acquired by Mr. Glaser that are reported in this Schedule 13(d) nor any of Issuer's common shares previously owned by Mr. Glaser.

     (e)  Not applicable.

CUSIP No. 87944M107               SCHEDULE 13D                       Page 5 of 6

ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.


ITEM 7:   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 25, 2000                            By: /s/ Michael L. Glaser
                                                --------------------------------
                                                Michael L. Glaser